Exhibit 99.1

VivoPower International PLC Reports Financial Results For The Six Months Ended December 31, 2020 and landmark

Global Battery Partnership with Tottenham Hotspur

Revenue, GP and EBITDA decline due to strict COVID lockdowns in Australia

Strategic pivot to enter commercial electric vehicle (EV) market completed with Tembo e-LV acquisition

Completion of 100% purchase of Tembo post balance date ahead of plan

Execution of transformational $250 million partnership deal with GB Auto in Australia

First sustainable energy solution (SES) deal with Tottenham Hotspur Football Club

LONDON, Feb. 24, 2021 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR, the “Company”) today announced its half year results for the six months ended December 31, 2020.

Highlights for the half year ended December 31, 2020 (and key post balance date events):

●	Group revenue declined 28% due to strict COVID lockdowns in Australia affecting Aevitas business.
●	Group gross profit down 17% year on year to $4.6 million as a result, but group gross profit margin up to 20% (from 18%) reflecting efficiency gains.
●	Underlying group adjusted EBITDA profit of $1.2 million, representing a decline versus $5.5 million in previous corresponding period.
●	Completed equity capital raise in October 2020 raising $28.8 million, including overallotment.
●	Acquisition of 51% of Tembo e-LV B.V. (“Tembo”) completed on November 5, 2020, with results above only containing 2 months’ contribution.
●	Completed acquisition of remaining 49% of Tembo post balance sheet date on February 2, 2021.
●	Consummated landmark partnership deal with GB Auto in Australia worth an estimated $250 million on January 25, 2021.
●	Announced today a marquee deal with London-based football club Tottenham Hotspur FC (“Tottenham”) to provide a full suite of sustainable energy solutions for Tottenham’s key infrastructure assets.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said, “While we are discontented with the results for the half year, we are conscious that our businesses in Australia were materially hampered by one of the world’s strictest COVID-19 lockdown regimes. This was compounded by interstate border lockdowns which were often abruptly announced, leaving little time for contingency planning. This led to delays in scheduled works for contracts as well as prolongation in the awarding of new works by our customers.

“However, the outlook for VivoPower remains strong, with a noticeable uptick in activity already coming through since the start of calendar year 2021. Furthermore, the acquisition of Tembo has materially changed our growth trajectory. Tembo has enabled us to round out and accelerate the roll out of our sustainable energy solutions (“SES”) offering which is designed to help our customers decarbonize and move towards net zero carbon status. The SES offering encompasses Tembo EVs, along with renewable generation, microgrid and site electrification services (leveraging off the capabilities of our Aevitas businesses) as well as battery recycling. The roll out of SES will also accordingly transform the revenue growth and profitability profile of Aevitas.

“Our primary focus with regards to Tembo and the broader SES suite are sectors with light electric vehicle fleets requiring customization and/or ruggedization. These include the mining, industrial, infrastructure and utilities markets, amongst others. The GB Auto partnership, which is worth up to $250 million over the next 4 years, paves the way for securing further orders with leading mining companies with operations in Australia and we are confident of securing further orders in this second half of FY2021.

“We are also absolutely delighted to be partnering with Tottenham Hotspur FC, one of the world’s preeminent football clubs, in relation to their key infrastructure assets, being the Tottenham Hotspur Stadium, London’s newest stadium and the Hotspur Way Training Centre, in Enfield, UK. Aside from its history and heritage, Tottenham recently topped the Sport Positive Rankings as the UK Premier League’s most sustainable club. We expect this to become a landmark deal for VivoPower – as it is our first holistic SES project – which would see VivoPower provide Tottenham’s stadium with battery storage and equip its training ground with rooftop solar panels, battery storage, custom microgrid controls and electrical infrastructure that is future proofed for electric vehicles. With Tottenham’s excellent sustainability credentials, VivoPower, as a certified B Corporation, believe we are partnering with a sports organization that shares our values and vision of building net zero carbon businesses globally.”

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

About Non-IFRS Financial Measures

Our preliminary results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

The tables included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” and “Reconciliation of Adjusted (Underlying) Net After-Tax Loss and Adjusted (Underlying) EPS to IFRS Financial Measures” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	Six months ended December 31
(US dollars in thousands)	2020	2019
Net profit / (loss)	(382)	1,141
Income tax expense	366	1,032
Net finance expense / (income)	(2,259)	1,632
Share based compensation (non-cash portion)	704	-
Restructuring & other non-recurring costs	1,900	840
Depreciation and amortization	889	860
Adjusted (Underlying) EBITDA	1,218	5,505

Reconciliation of Adjusted (Underlying) Net After-Tax Loss and Adjusted (Underlying) EPS to IFRS Financial Measures

	Six months ended December 31
(US dollars in thousands except per share amounts)	2020	2019
Net profit/loss	(382)	1,141
Restructuring & other non-recurring costs	1,900	840
Adjusted (underlying) net profit for the period	1,518	1,981

Group Basic EPS (dollars per share)	(0.03)	0.08
Restructuring & other non-recurring costs per share (dollars per share)	0.13	0.06
Group Adjusted (Underlying) EPS (dollars per share)	0.10	0.14

About VivoPower

VivoPower is a sustainable energy solutions company focused on electric vehicles, battery technology, solar and critical power services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about VivoPower’s decision to expand into the electric vehicle (“EV”) sector, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com

Financial Results for the Six Months Ended December 31, 2020

The Company and its subsidiaries (the “Group”) generated revenue of $22.7 million, gross profit of $4.6 million, operating loss of $0.4 million, and net loss of $0.4 million in the first half of its current fiscal year ending June 30, 2021. This compares to the same period in the prior year when the Group generated revenue of $31.4 million, gross profit of $5.6 million, an operating profit of $4.6 million, and a net profit of $1.1 million.

Management analyses the business in four reportable segments: Critical Power Services, Electric Vehicles, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Ltd (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Electric Vehicles (“EV”) are represented by Tembo e-LV B.V. and subsidiaries (“Tembo”), operating in the Netherlands, with a focus on retrofitting commercial electric vehicles and battery technology. This is a new segment, following acquisition of Tembo in November 2020, accordingly comparative information for this segment for the six months ended 31 December 2019 are $nil. Solar Development focuses on the development and sale of commercial and utility scale photovoltaic (“PV”) solar power projects in the U.S.A and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq Stock Market (“Nasdaq”) public company listing, comply with applicable U.S. Securities and Exchange Commission reporting requirements, and associated investor relations and is located in the United Kingdom.

The following are the results of continuing operations by reportable segment:

(Unaudited)
Six months ended December 31, 2020 (US dollars in thousands)	Critical Power Services	Electric Vehicles	Solar Development	Corporate Office	Total
Revenue from contracts with customers	22,196	411	49	-	22,656
Cost of sales	(17,581)	(448)	-		(18,029)
Gross profit	4,615	(37)	49	-	4,627
General and administrative expenses	(1,208)	(130)	(633)	(1,859)	(3,830)
Gain/(loss) on solar development	24	-	(307)	-	(283)
Depreciation and amortization	(869)	(17)	(2)	(1)	(889)
Operating profit/(loss)	2,562	(184)	(893)	(1,860)	(375)
Restructuring & other non-recurring costs	-	(364)	-	(1,536)	(1,900)
Finance income	3,517	9	-	-	3,526
Finance expense	(1,187)	-	(13)	(67)	(1,267)
Profit/(loss) before income tax	4,892	(539)	(906)	(3,463)	(16)
Income tax expense	(456)	90	-	-	(366)
Profit/(loss) for the period	4,436	(449)	(906)	(3,463)	(382)

Of the $0.4 million net loss for the six months ended December 31, 2020, $0.2 million was attributable to the Company and $0.2 million was attributable to the non-controlling interest in Tembo.

(Unaudited)
Six months ended December 31, 2019 (US dollars in thousands)	Critical Power Services	Electric Vehicles	Solar Development	Corporate Office	Total
Revenue from contracts with customers	31,314	-	64	-	31,378
Cost of sales	(25,759)	-	(20)	-	(25,779)
Gross profit	5,555	-	44	-	5,599
General and administrative expenses	(1,366)	-	(242)	(1,157)	(2,765)
Gain/(loss) on solar development	16	-	2,665	(10)	2,671
Depreciation and amortization	(845)	-	(13)	(2)	(860)
Operating profit/(loss)	3,360	-	2,454	(1,169)	4,645
Restructuring & other non-recurring costs	(43)	-	(219)	(578)	(840)
Finance expense	(783)	-	(4)	(845)	(1,632)
Profit/(loss) before income tax	2,534	-	2,231	(2,592)	2,173
Income tax expense	(1,009)	-	(23)	-	(1,032)
Profit/(loss) for the period	1,525	-	2,208	(2,592)	1,141

Revenue

Total revenue in the first half of the current fiscal year ending June 30, 2021 was $22.7 million, down from $31.4 million in the first half of the prior fiscal year.

Revenue from the Critical Power Services businesses, Kenshaw and J.A. Martin, was $22.2 million for the period, a decrease of 29% over the $31.3 million earned in the comparative period, due primarily to the impact of COVID-19 on business activity.

Revenue from the newly acquired Electric Vehicles business for November and December 2020 was $0.4 million.

Revenue by geographic area is as follows:

(Unaudited)	Six months ended December 31
(US dollars in thousands)	2020	Year-on- year Change	2019

Australia	22,245	(9,133)	31,378
Netherlands	411	411	-
Total revenue	22,656	(8,722)	31,378

Cost of sales

Cost of sales in the first half of the current fiscal year ending June 30, 2021 was $18.0 million, compared to $25.8 million in the first half of the prior fiscal year. Cost of sales in the first half of the current year was comprised of $17.6 million of material and labor related to Critical Power Services sales and $0.4 million related to Electric Vehicles. In the first half of the prior fiscal year, cost of sales was comprised of $25.8 million material and labor costs related to Critical Power Services.

Gross profit

Gross profit is equal to revenue less cost of sales and totaled $4.6 million for the six months ended December 31, 2020, compared to $5.6 million in the first half of the prior fiscal year. Critical Power Services gross margins have improved to 20.8% in the first half of the current fiscal year, compared to 17.7% for the six months ended December 31, 2019, due to an increased focus on project execution and labor efficiency.

General and administrative expenses

General and administrative expenses consist primarily of operational expenses, including director fees, employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses. General and administrative expenses for the first half of the current fiscal year ending June 30, 2021 were $3.8 million, compared to $2.8 million in the prior fiscal year, an increase of 39%, year-on-year. This is the result of the increase in headcount in corporate functions to support the hyperscaling of the business, along with the predominantly non-cash impact of share incentive awards granted to key employees.

Gain/loss on sale of assets

The loss on sale of assets in the first half of the current fiscal year ending June 30, 2021 was $0.3 million, compared to a $2.7 million gain for the first half of the prior fiscal year. The current period loss comprises a $0.1 million gain on the disposal of Daisy Hill Solar Farm in VivoPower Pty Limited in Australia, and $0.4m loss on discontinued solar development projects in the 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC (the “ISS Joint Venture”) in the USA.

The prior period gain included a $2.3 million gain on the sale of VivoRex. The Company sold its 100% interest in VivoRex in July 2019 for $1.00 and recorded a gain for accounting purposes of $2.3 million as a result of the disposal of onerous contract obligations of $2.0 million and other liabilities of $0.3 million, net of cash and other current assets.

Depreciation and amortization

Depreciation and amortization charges were $0.5 million and $0.4 million, respectively, in the first half of the current fiscal year ending June 30, 2021, compared to $0.4 million and $0.4 million in the first half of the prior fiscal year. Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas in 2016.

Restructuring and other non-recurring costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During a prior fiscal period, the Board undertook a strategic restructuring of the business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefits, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations.

In addition to amounts provided for at June 30, 2020 in relation to litigation by the Company’s former Chief Executive Officer, Phillip Comberg, $1.5 million of additional legal costs were incurred in the first half of the current fiscal year ending June 30, 2021. Other non-recurring costs in the period comprised $0.4 million expenses incurred in relation to the acquisition of Tembo.

Finance income and expense

Finance income were $3.5 million in the first half of the current fiscal year ending June 30, 2021, comprising $2.5 million foreign currency gain on the refinanced parent company loan with AWN Holdings Limited (“AWN”), formerly Arowana International Limited (“Arowana”), held in the Australian dollar denominated subsidiary, Aevitas O Holdings Pty, Ltd and a $1.0 million credit for the loss of rights to accrued dividends and interest on the convertible preference shares and convertible loan notes for instrument holders agreeing to reconstitute the convertible preference shares and convertible loan notes into Aevitas preference shares.

Finance expenses were $1.3 million in the first half of the current fiscal year ending June 30, 2021, comprising interest on the parent company loan with AWN. Net finance expense for the first half of the prior fiscal year was $1.6 million.

Income tax expense

The Company is subject to income tax for the period ended December 31, 2020 at rates of 19%, 21%, 25% and 30% in the United Kingdom, the U.SA., Netherlands, and Australia, respectively, and it uses estimates in determining its provision for income taxes.

Financial Position

Intangible assets have increased $6.2 million from $29.8 million at June 30, 2020, to $36.0 million at December 31, 2020, resulting from $3.2 million in goodwill associated with the purchase of Tembo, $3.5 million increase on existing Australian dollar denominated intangible assets due to exchange rate movements, offset by $0.4 million amortization of intangible assets. The goodwill on acquisition of Tembo is subject to further allocation between goodwill and intangible assets, once a purchase price allocation review has been completed.

Equity accounted investments classified as non-current of $8.1 million represents part of the Company’s portfolio investment in the ISS Joint Venture to develop a diversified portfolio of utility-scale solar projects in the USA. The investment represents the committed development expenditure on the ISS Joint Venture which has been capitalized and accounted for under the equity accounting method. The assets classified as non-current are anticipated to be realized in greater than 12 months’ timeframe. Two projects within the portfolio were discontinued in the period ended December 31, 2020, resulting in a write-off of capitalized costs of $0.4 million related to those projects, of which $0.1 million impacts non-current equity accounted investments and $0.3 million impacts assets classified as held for sale.

Trade and other receivables of $12.0 million at December 31, 2020, have decreased $0.6 million from $12.6 million at June 30, 2020, due to timing of project completions in Critical Power Services. Inventory of $0.8 million at December 31, 2020 comprises work in progress in Tembo.

Restricted cash is being held as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

Assets held for sale within current assets at December 31, 2020 of $3.8 million represents the part of the portfolio of solar projects in the ISS Joint Venture that are actively being marketed for sale and expected to be monetized within the next 12 months.

Trade and other payables of $11.0 million as at December 31, 2020, have decreased $4.4 million from $15.4 million at June 30, 2020. The reduction comprises a $2.0 million reduction in trade payables following resolution of the former Chief Executive Officer litigation, release of deferred revenue in Kenshaw ($4.0 million) on completion of projects in the period and $0.7 million other reductions, offset by $1.3 million accrued interest on the AWN related party loan and $1.1 million payables acquired upon purchase of Tembo.

Provisions decreased by $0.6 million from $2.9 million at June 30, 2020, to $2.3 million at December 31, 2020, primarily due to settlement of claims from the former Chief Executive Officer, Phillip Comberg. The $1.1 million litigation provision recorded at June 30, 2020 was fully utilized, with claim awards being settled in line with amounts provided for. However, costs were awarded more favorably towards the claimant than anticipated, which along with further legal fees incurred, resulted in an additional restructuring and non-recurring expense of $1.5 million in the first half of the current fiscal year ending June 30, 2021.

As of December 31, 2020, the Company had $25.7 million of loans and borrowings outstanding, compared to $26.0 million at June 30, 2020, comprised of the following:

	December 31	June 30
(US dollars in thousands)	2020	2020
Current liabilities:
Other borrowings	-	46
Debtor invoice finance facility	-	508
Chattel mortgage	85	51
Financing agreement	135	-
Bank loan	150	66
Lease liabilities	742	641
Shareholder loan	4,297	-
	5,409	1,312
Non-current liabilities:
Financing agreement	189	-
Bank loan	240	278
Chattel mortgage	301	249
Lease liabilities	529	715
Shareholder loan	18,992	23,400
TOTAL	20,251	24,642

On December 31, 2020, the Company refinanced its debt with AWN, the Company’s most significant shareholder. Under the terms of the refinancing, the maturity of the loan has been extended from March 31, 2022, to June 30, 2026. Of the loan's outstanding principal of $23.3 million, an initial payment of principal of $2.2 million and accrued interest ($1.3 million at December 31, 2020) will be paid within fourteen days of document execution, followed by 60 equal monthly principal installments commencing July 1, 2021. The interest rate on the loan will be reduced from 10% to 8% per annum, and the associated line fee will be reduced from 2% to 0.8% per annum.

During the first half of the current fiscal year ending June 30, 2021, Kenshaw retired its debtor finance facility out of surplus cash reserves. The facility was secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin and Kenshaw. In November 2020, J.A. Martin refinanced its debtor finance facility, achieving improved terms. As at December 31, 2020, no monies were drawn against this facility, compared to $0.5 million that was drawn against the facility as at June 30, 2020.

Lease liabilities have decreased from $1.4 million at June 30, 2020 to $1.3 million at December 31, 2020, due to agreed upon increased lease payments.

The Company acquired two project financing agreements as part of the acquisition of Tembo, with a balance of $0.3 million as at December 31, 2020. The financing agreements are repayable quarterly over 12 and 34 months, respectively.

On October 19, 2020, the Company completed a share capital raise on Nasdaq. A total of 3,382,350 ordinary shares were issued at a price of $8.50 per share, generating gross proceeds of $28.8 million. Issue costs of $2.4 million were incurred on the transaction, resulting in net proceeds of $26.4 million.

The Company has recognized $1.6 million non-controlling interests at fair value in the period, related to 49% of Tembo acquisition.

Cash Flow

Cash and cash equivalents have increased from $2.8 million at June 30, 2020, to $17.4 million at December 31, 2020 primarily due to the $26.4 million net share capital raise in October 2020.

Net cash used in operating activities of $6.7 million comprises operating cash outflows of $1.1 million, in addition to $5.7 million reduction in trade and other payables, due to reduction in legal creditors and timing impact of project completions in Kenshaw, as well as a reduction in the litigation provision.

Cash outflows from investing activities of $1.4 million relates primarily to $1.1 million net cash outflow on acquisition of Tembo. On November 5, 2020, the Company paid $4.8 million (€4.0 million) for a 51% share of Tembo. Of the total consideration, $3.7 million was retained as cash balances acquired, leaving $1.1 million paid out to the existing shareholders of Tembo. A further $0.4 million acquisition related costs were also incurred and expensed in restructuring and other non-recurring costs in the period. As noted in the subsequent events note, the Company acquired the remaining 49% of Tembo for $2.2 million plus 15,793 shares in the Company, on February 1, 2021.

Cash inflow from financing activities of $22.4 million is primarily due to $26.4 million in net proceeds from share capital issuance in October 2020, offset by $2.9 million payment of overdue accrued quarterly dividends and interest to convertible preference shares and convertible loan notes in Aevitas Group Limited.

Business Overview

VivoPower is a sustainable energy solutions company currently focused on electric vehicle, battery technology, solar and critical power services. Its core purpose is to help large corporate customers decarbonize more rapidly. VivoPower is a certified B Corporation and has operations in Australia, Canada, the U.S.A., the Netherlands, and the United Kingdom.

While operating results for the past six months are down from the same period last year due primarily to the impact of COVID-19, the Company has made strong progress toward realizing its shift to broadening its sustainable energy offerings through a successful net capital raise of $26.4 million, which in addition to bolstering working capital, enabled the $4.8 million purchase of 51% of Tembo e-LV B.V., a specialist battery-electric and off-road vehicle company, and the refinancing of its $23.3 million shareholder loan.

Critical Power Services

VivoPower’s wholly owned Australian subsidiaries, J.A. Martin and Kenshaw, provide critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to commercial and industrial customers. They are considered trusted power advisers to their clients. Both J.A. Martin and Kenshaw are headquartered in the Hunter Valley region at Newcastle, the most densely populated industrial belt in Australia. While structural and cyclical factors have created strong tailwinds for our Critical Power Services businesses, this has been offset in the past six months by the effects of the COVID-19 pandemic on business activity.

Revenue from these businesses was $22.2 million for the six months ended December 31, 2020, a decrease of 29% from the same period in the prior year, primarily attributed to operational disruptions and delays in the commencement of projects due to the COVID-19 pandemic.

Notwithstanding the impact upon revenue caused by COVID-19, the businesses have been able to increase their focus on pricing and efficiency which has resulted in gross margins increasing from 17.7% in the comparative period to 20.8% in the six months ended December 31, 2020. These disciplined internal controls mean that gross profit declined less than revenue, down 17%, to $4.6 million, compared to $5.6 million in the corresponding prior period. In addition, an emphasis on cost control means that overhead costs were further reduced, building on reductions in the corresponding prior period, to be down 12% in the six months ended December 31, 2020. Operating profit was down 24% to $2.6 million, compared to $3.4 million in the corresponding prior period.

Over the long-term, the businesses are expected to continue to benefit from existing and new customers in sectors with strong tailwinds such as solar, data centers, hospitals, and aged care facilities. To support this anticipated growth, the businesses successfully completed the refinancing of their funding facilities. J.A. Martin refinanced its funding lines with a 38% reduction in costs and more flexible terms, while Kenshaw was able to retire its existing working capital facilities out of surplus cash reserves, without compromising the ability to fund future growth.

Kenshaw continues to expand its focus on growing sectors such as data centers and health infrastructure, engaging with new customers in both sectors and winning new ongoing service and maintenance contracts which build a sustainable and ongoing contracted revenue base. For example, the business was awarded a $1.3 million contract and completed the work to supply and install four 2,250 kVA emergency backup generators to a leading Australian data center customer, based in Canberra.

Similarly, the transformation of J.A. Martin’s revenue base has continued with its focus on the rapidly growing solar farm sector. The business was awarded a contract to complete all electrical works for the 39 MWdc Molong Solar Farm in Australia, bringing J.A. Martin’s total of completed and contracted solar farms to over 150 MWdc, a milestone reached within three years of commencing solar operations. This is the second solar farm to be completed with lead contractor, Grupo Gransolar. The ongoing relationship is expected to give rise to further small and medium scale solar projects in the future.

In addition to existing solutions provided by the Critical Power Services segment, the businesses are preparing to be responsible for delivering electrical services and infrastructure to support VivoPower’s EV and SES offerings, including on-site renewable generation, batteries and microgrids; EV charging stations; and emergency backup power solutions.

Solar Development - Australia

VivoPower has historically developed and financed small to medium sized solar projects throughout Australia, both individually and with experienced partners. In July 2018, VivoPower entered into an investment agreement with ITP, a global leader in renewable energy engineering, strategy, construction, and energy sector analytics, to develop a portfolio of utility-scale solar projects in New South Wales, Australia. Under the terms of the investment agreement, VivoPower funds up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The projects may be developed on a merchant basis, while also offering excellent opportunities for corporate or municipal offsite power purchase agreements to be sought on an opportunistic basis during the development period.

The Company commenced development of the first project under the ITP investment agreement, Yoogali Solar Farm, in July 2018. Yoogali is a 15 MW project that was originally expected to receive connection approval in late 2019. The approval timing has been delayed from original estimates due to an increasingly rigorous Australian regulatory approval process for projects over 5 MW in size. This increased scrutiny is being driven by the number of new solar projects coming on-line in certain areas of Australia resulting in network stability issues and causing delays to new project approval. The Company is currently investigating options for completing, selling, or abandoning the Yoogali project based on local electricity network constraints.

The Company commenced development of the second project under the ITP investment Agreement, the 4.99 MW Daisy Hill Solar Farm, in July 2019. Solar farms under 5 MW are not subject to the same approval process as larger projects and, at present, are not experiencing the same delays as larger projects. Accordingly, Daisy Hill has proceeded more efficiently through its development process and is expected to complete development and receive connection approval in early 2021. As noted in the subsequent events note, the Company sold its majority stake in the Daisy Hill Solar Farm on February 10, 2021.

VivoPower believes its continued focus and investment in the Australian solar market is strategic, not only for the returns which it can provide but also for the pipeline of potential Engineering, Procurement and Construction (“EPC”) work it can provide to J.A. Martin. However, the current regulatory environment for approval of larger grid-connected projects, combined with the Company’s strategic pivot to focus on EV and related SES, has resulted in a realignment to focus on customer-connected (behind-the-meter) commercial and industrial projects where there is greater certainty regarding the development, timing, and delivery process. The Company believes there is substantial opportunity to provide solar, battery energy storage and microgrid solutions to mining and industrial customers in combination with Tembo electric vehicles to enhance overall benefit to its customers. Through its network within the solar industry and by leveraging the portfolio of large commercial and industrial clients available through J.A. Martin and Kenshaw, the Company expects that the focus of its business will shift primarily to this segment of the market.

Solar Development – U.S.A.

The Company’s key objective in the U.S.A. continues to be the monetization of its portfolio of U.S. solar projects, with a view to using the proceeds to support execution of the Company’s strategic pivot and growth of new products and services related to EV and SES offerings.

VivoPower’s portfolio of U.S. solar projects is held by Innovative Solar Ventures I, LLC (“ISS Joint Venture”), a joint venture with an affiliate of ISS Joint Venture. The ISS Joint Venture originally provided a 50% ownership in a diversified portfolio totaling 38 solar projects in nine states across the U.S.A., with a combined potential electrical generating capacity of 1.8 GWdc.

Over time the economic attractiveness of projects is continually evaluated to ensure that resources are focused on projects within the portfolio with the greatest opportunity for return. Accordingly, from inception through December 31, 2020, 22 projects totaling approximately 963 MWdc have been discontinued due to interconnection costs, unfinanceable power purchase regimes, landowners being unwilling to extend leases, and other issues.

In June 2020, the Company announced that it had assumed management control of the ISS Joint Venture and taken over the Manager and Developer responsibilities of the ISS Joint Venture from ISS. This action was taken as the Company is of the considered view that ISS had materially breached the terms of the joint venture agreements and failed to cure that breach within a reasonable amount of time.

VivoPower believes that the failure by ISS to properly manage and develop the ISS Joint Venture projects was responsible for a significant number of projects being discontinued to date. The Company is assessing various financial and strategic options to help ensure that the value of the ISS Joint Venture project portfolio is maximized ahead of any monetization. In addition, work continues to progress with regards to project development, optimization and positioning for corporate PPAs or other power electricity offtake agreements.

The remainder of the projects in the ISS Joint Venture portfolio are in various stages of development and all are being actively marketed for sale with an expectation of full realization within the next twelve to twenty-four months. None of these projects have been written up in value and continue to be carried at cost.

Electric Vehicles

Tembo e-LV is a specialist battery-electric and off-road vehicle company that designs and builds ruggedized light electric vehicle solutions for customers across the globe in the mining, infrastructure, utilities, and government services sectors. Whilst the company has experienced reduced business activity due to the impacts of the COVID-19 pandemic in recent months, Tembo has secured substantial long-term revenue opportunities in Australia and continued the delivery and production of electric light vehicle solutions for customers in Europe, North America, and Africa.

Revenue from Tembo was $0.4 million for the six months ended December 31, 2020, primarily from the delivery of existing orders to key long-term customers, and lower than prior year benchmarks due to the operational disruption and delays in the production and delivery of vehicle orders due to the COVID-19 pandemic. The business recorded a loss before tax for the same period of $0.5 million, driven by a number of non-recurring items the business does not expect to experience in future periods; cost of sales for the period was impacted by the inclusion of costs from fixed indirect labor and engineering support, and Tembo incurred $0.4 million of non-recurring costs as a result of the transaction and associated restructure following VivoPower’s initial investment.

Despite the impacts of COVID-19, Tembo has continued to generate long-term business opportunities from new and existing customers on a global basis. The company secured a seven year distribution agreement with its key commercial partner in Australia, GB Auto (GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd) who as a result will be the exclusive Australia-wide distributor of Tembo core products. As part of the agreement, GB Auto have committed to the purchase of a minimum of 2,000 Tembo e-LV kits (Landcruiser and Hilux models) in the first four years, of which a minimum of 500 kits will be purchased in the first year. Revenue from the agreement is expected to generate a minimum of US$250 million over the initial four years, making it what is believed to be the most valuable deal for electric vehicles in the Australasian region to date.

In parallel, Tembo has continued the delivery and production of kits for customers in Norway, Sweden, Ireland, Canada, South Africa, and Russia. Whilst the company has faced operational delays as a result of the COVID-19 pandemic, both on the supply side and in the delivery of finished product, development and R&D processes in the Netherlands have continued with minor impact, allowing Tembo to remain focused on its 72 kWh battery platform for both the Toyota Hilux and Landcruiser models.

Subsequent Events

Subsequent to December 31, 2020, on February 1, 2021, the Company completed the acquisition of the remaining 49% of Tembo, for a consideration of $2.2 million and 15,793 shares in the Company. The acquisition brings the Company’s ownership in Tembo to 100%, having previously acquired 51% of the business in November 2020.

On February 10, 2021, the Company announced that it had sold its majority stake in the Daisy Hill Solar Farm. The Company’s interest in Daisy Hill was acquired by an affiliate of ITP, with total consideration $0.2 million receivable by VivoPower in the sale representing a 2.1x multiple of the Company’s invested capital in the project.

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income

For the Six Months Ended December 31, 2020

(Unaudited)

	Six months ended December 31
(US dollars in thousands except per share amounts)	2020	2019
Revenue from contracts with customers	22,656	31,378
Cost of sales	(18,029)	(25,779)
Gross profit	4,627	5,599
General and administrative expenses	(3,830)	(2,765)
Gain/(loss) on sale of assets	(283)	2,671
Depreciation of property, plant and equipment	(475)	(427)
Amortization of intangible assets	(414)	(433)
Operating (loss)/profit	(375)	4,645
Restructuring & other non-recurring costs	(1,900)	(840)
Finance income	3,517	-
Finance expense	(1,258)	(1,632)
(Loss)/profit before income tax	(16)	2,173
Income tax expense	(366)	(1,032)
(Loss)/profit for the period	(382)	1,141

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity	1,005	443
Total comprehensive income for the period	623	1,584

Earnings per share	USD	USD
Basic	(0.03)	0.08
Diluted	(0.03)	0.07

Of the $0.4 million net loss for the six months ended December 31, 2020, $0.2 million was attributable to the Company and $0.2 million was attributable to the non-controlling interest in Tembo.

VivoPower International PLC

Consolidated Statement of Financial Position

As at December 31, 2020

	December 31	June 30
	2020	2020
(US dollars in thousands)	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	2,703	2,486
Intangible assets	36,034	29,849
Deferred tax assets	1,711	1,347
Investments accounted for using the equity method	8,063	8,225
Total non-current assets	48,511	41,907

Current assets
Cash and cash equivalents	17,398	2,824
Restricted cash	1,096	1,013
Trade and other receivables	12,004	12,556
Inventory	800	-
Assets held for sale	3,756	4,080
Total current assets	35,054	20,473

TOTAL ASSETS	83,565	62,380

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	11,047	15,395
Income tax liability	410	75
Provisions	2,265	2,897
Loans and borrowings	5,409	1,312
Total current liabilities	19,131	19,679

Non-current liabilities
Loans and borrowings	20,251	24,642
Provisions	154	169
Total non-current liabilities	20,405	24,811
Total liabilities	39,536	44,490

Equity
Share capital	210	163
Share premium	68,925	40,215
Cumulative translation reserve	204	(3,307)
Other reserves	16,579	21,408
Accumulated deficit	(43,705)	(40,773)
Non-controlling interest	1,816	184
Total equity	44,029	17,890

TOTAL EQUITY AND LIABILITIES	83,565	62,380

VivoPower International PLC

Consolidated Statement of Cash Flow

For the Six Months Ended December 31, 2020

(Unaudited)

	Six months ended December 31
(US dollars in thousands)	2020	2019
Profit / (loss) before income tax	(16)	2,173
Income tax expense	(38)	(154)
Finance expense	(2,259)	1,632
Depreciation of property, plant and equipment	475	427
Amortization of intangibles assets	414	433
Gain/(loss) on solar development	324	(2,707)
Other reserves movements	40	538
Decrease in trade and other receivables	671	1,714
Decrease in trade and other payables	(5,608)	(7,290)
Increase in inventories	(102)	-
(Decrease)/ increase in provisions	(647)	104
Net cash used in operating activities	(6,746)	(3,130)

Cash flows from investing activities
Purchase of property, plant and equipment	(495)	(129)
Purchase of subsidiaries	(1,053)	-
Investment in capital projects	-	(270)
Proceeds on sale of capital projects	182	1,202
Net cash (used in) / from investing activities	(1,366)	803

Cash flows from financing activities
Issuance of share capital	26,358	-
Repayment of loans from related parties	(112)	(140)
Lease repayments	(171)	(55)
Debtor finance borrowings	(408)	(75)
Equity instruments interest, dividends	(2,894)	-
Transfers to restricted cash	(83)	(129)
Finance expense	(247)	(1,632)
Net cash from /(used in) financing activities	22,443	(2,031)

Net increase / (decrease) in cash and cash equivalents	14,331	(4,358)
Effects of exchange rate changes on cash held	243	(20)
Cash and cash equivalents at the beginning of the period	2,824	7,129
Cash and cash equivalents at the end of the period	17,398	2,751

VivoPower International PLC

Consolidated Statement of Changes in Equity

For the Six Months Ended December 31, 2020

(Unaudited)

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	(Accumulated Deficit)/ Retained Earnings	Non- controlling interest	Total Equity
At July 1, 2019	163	40,215	20,076	(2,279)	(35,659)	-	22,516
Total comprehensive profit for the period	-	-	-	443	1,141	-	1,584
Disposal of treasury shares	-	-	14	-	(14)	-	-
Non-controlling interest	-	-	-	-	-	77	77
At December 31, 2019	163	40,215	20,090	(1,836)	(34,532)	77	24,177

Total comprehensive loss for the period	-		-	-	(6,244)	-	(6,244)
FX on translation of foreign operations	-	-	-	(1,468)	-	-	(1,468)
Equity instruments	-	-	971	-	-	-	971
Employee share scheme	-	-	344	-	-	-	344
Other reserves	-	-	3	(3)	3	-	3
Non-controlling interest	-	-	-	-	-	107	107
At June 30, 2020	163	40,215	21,408	(3,307)	(40,773)	184	17,890

Total comprehensive loss for the period	-	-	-	-	(382)	-	(382)
FX on translation of foreign operations	-	-	-	3,511	(2,506)	-	1,005
Equity instruments	-	-	(2,894)	-	-	-	(2,894)
Employee share scheme	7	-	439	-	-	-	446
Issue of shares	40	28,710	(2,394)	-	-	-	26,356
Other reserves	-	-	20	-	(44)		(24)
Non-controlling interest	-	-	-	-	-	1,632	1,632
At December 31, 2020	210	68,925	16,579	204	(43,705)	1,816	44,029